April 30, 2007

Room 4561

Mr. Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

> **Re: Progress Software Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2006**
> **Filed February 13, 2007**
> **Form 8-K Filed March 20, 2007**
> **File No. 000-19417**

Dear Mr. Alsop:

We have reviewed your response to our comment letter dated March 21, 2007 in connection with the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the FiscalYear Ended November 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2005 Compared to Fiscal 2004, page 20

1.   Your response to prior comment number 1 indicates that you believe that volume is a key indicator. You further indicate that your disclosures are consistent with the spirit of the disclosure requirements of Section III.B.1 of SEC Release No. 33-8350. Tell us why you do not believe that further quantitative disclosure regarding volume is required in order to comply with the release. Note that the release indicates that disclosure of key indicators that are used by management and would be material to investors is required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 33

2.   We have read your response to prior comment number 3 and recognize that your use of contract accounting is minimal. However, you should note that the accounting requirements of the proportional performance method are not the equivalent of the percentage-of-completion method as you indicate in your response. Although the application of the proportional performance model to service transactions frequently results in revenue recognition based on the percentage of completion of the service, it is not appropriate to recognize costs in the same manner. Please ensure that your accounting for these contracts reflects this distinction.

Form 8-K filed March 20, 2007

Exhibit 99.1

3.   We believe the columnar format of the "Non-GAAP Condensed Consolidated Statements of Income" appearing in your earnings release furnished in Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of income has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Assistant Chief Accountant